1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
July 23, 2021
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VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Keira Nakada
Doug Jones
Cara Wirth
Jacqueline Kaufman

Re:	Riskified Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed on July 19, 2021
File No. 333-257603

Ladies and Gentlemen:
On behalf of Riskified Ltd. (the “Company”), we are hereby filing an amended Registration Statement on Form F-1 (the “Registration Statement”). The Company previously submitted a Registration Statement on Form F-1 with the Securities and Exchange Commission (the “Commission”) on July 1, 2021, as amended on July 19, 2021 (the “Amendment No. 1”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on July 22, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of the Registration Statement, which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

July 23, 2021 Page 2
For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.
Recent Developments, page 18
1.Please revise to include an analysis of expected cost of revenue for the period ended June 30, 2021, as compared to the period ended June 30, 2020, including any trend information that would be relevant to an investor. Please discuss whether the trends evidenced in the preliminary financial results are consistent with the trends discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations. Please also revise to provide context for the ranges for each of operating loss and net loss. Please note that when a range is presented rather than a specific number, the range should be sufficiently narrow to be meaningful, and you should explain why you are not able to disclose an exact number.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 19.
Risk Factors
“The dual class structure of our ordinary shares has the effect of…”, page 62
2.Please disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval. Please also disclose that any future issuances of Class B shares may be dilutive to Class A shareholders.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 63 and 64.
Principal and Selling Shareholders, page 172
3.Please disclose all natural persons that control Fidelity Management & Research Company LLC (footnote 5) and General Atlantic RK B.V. (footnote 6).
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 175 for General Atlantic RK B.V. With respect to Fidelity Management & Research Company, LLC ("FMR"), the Company respectfully advises the Staff that FMR does not disclose natural persons that control FMR in any public filings with the Commission and the the Company has no further information available to disclose in response to the Staff’s comment. As the Company already discloses that FMR carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees, the Company does not believe additional disclosure about the natural persons that control FMR would be material to an investor.

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July 23, 2021 Page 3
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:       (via email)
Eido Gal, Chief Executive Officer, Riskified Ltd.
Aglika Dotcheva, Chief Financial Officer, Riskified Ltd.
Eric Treichel, Vice President of Legal, Riskified Ltd.
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Stelios G. Saffos, Esq., Latham & Watkins LLP
Brittany D. Ruiz, Esq., Latham & Watkins LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
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